2004 Annual Report



BUCYRUS

Financial Overview



Sales
(US$ million)
$291
$290
$338
$454
2001
2002
2003
2004



Backlog
On 12-Month Forward Sales
(US$ million)
166% Growth
$87
$108
$95
$122
$231
2000
2001
2002
2003
2004
Total Backlog: $436 million at December 31, 2004



Total Sales by Product Line
Ten Year Average
Draglines
5%
Drills
6%
Shovels
18%
Aftermarket
71%



2004 OEM Sales by Commodity
Other
3%
Iron Ore
23%
Oil Sands
5%
Copper
39%
Coal
30%



2004 Total Sales by Region
China
4%
Other
4%
South
Africa
9%
Australia/
Asia Pacific
11%
North
America
44%
South
America
28%



2004 Common Stock
Trading Prices
$20.00
$35.45
$26.86
$42.28
Low
High
Low
High
3rd Quarter
Began trading July 23rd
4th Quarter



2004 Stock Trends
Closing Prices
$18.00
IPO
$24.00
$33.60
$40.64
$43.43
7/23/04
7/30/04
9/30/04
12/31/04
2/28/05

Letter from the President

To our shareholders,



President and CEO
Timothy Sullivan

I am pleased to present to you Bucyrus International's 2004 Annual Report. It is perhaps an understatement to describe 2004 as an eventful year for Bucyrus. Clearly our move back to being a publicly held company was both significant and highly successful.

We completed a successful debt restructuring and initial public offering on July 28, 2004. Both our term loan and our stock issue were very well received in the market to the point that we were named IPO of the week, as well as the top performing IPO of the third quarter. We were included in the Russell 2000 in September and we were named one of the top 16 IPO's in the United States for 2004. Our stock price increased almost 100% in its first five months of trading.

In November, we successfully executed a secondary offering of stock that, similar to our primary offering in July, proved to be very well received in the market. This secondary offering allowed our sponsor of seven years, American Industrial Partners, to sell their remaining ownership position in Bucyrus. Bucyrus is now 100% public with shares traded on the NASDAQ stock market.

I would like to summarize some of our financial highlights of 2004:

- Revenues increased from $338 million in 2003 to $454 million in 2004, a 34% increase. Revenue has grown at a 16% compound annual growth rate since 2001.
- Net earnings for 2004 were $6.1 million versus a loss of $3.6 million in 2003. This earnings increase occurred despite non-recurring costs in 2004 related to the IPO.
- Total backlog increased from $234 million at December 31, 2003 to $436 million at December 31, 2004, an 86% increase. Backlog that will ship in the next twelve months has grown a staggering 166% since 2000.
- Our capital structure has improved with total debt being reduced to $103 million at December 31, 2004 from $192 million at December 31, 2003.

Operationally, we have maintained our industry leading position as the low-cost producer with selling and administrative expenses 11.7% of revenue. Our efforts over the past four years to reduce manufacturing costs and expenses have led to our significant EBITDA growth. We lead our industry in EBITDA margin.

We will strive to continue to lead our industry in technological advancements and we will continue to leverage technology to keep our operating costs and expenses as low as possible. We are excited that several of the technological concepts that were developed over the past three years will enter the market in 2005. We believe that these new patented design concepts will not only be well received by the market, but moreover, they could revolutionize excavator design for the next decade. We are proud of our status as the innovation leader in our industry.

It is our intention to maintain our position as the market leader in surface mining machinery with our $10 billion installed base of machines (based on 2004 replacement value).

We believe that strong commodity prices, as well as our enhanced marketing strategies, will allow us to continue to judiciously expand our current manufacturing capacity commensurate with market demand to achieve the maximum amount of incremental sales and margin.

2004 was truly an exciting and highly successful year for Bucyrus International. We are expecting even better results in 2005 as we begin our 125th year in business. 125 years in business is an accomplishment that we intend to punctuate with unprecedented performance.



Timothy W. Sullivan
President and Chief Executive Officer

Table of Contents	Page

Moving ahead in a new age

Since 1880, Bucyrus International, Inc. has designed and manufactured innovative, high-quality shovels, drills and draglines for the surface mining industry. As the technology leader, we provide our global customers with the equipment and support they need to minimize maintenance and maximize the cost-effectiveness of their mines.

Our commitment, today and in the future, is that our customers can depend on Bucyrus International, Inc. to succeed. We help our customers achieve the results they want in their mine and on their balance sheet.







Today's challenges were hardly imaginable just a few years ago. Globalization, a highly competitive marketplace and the explosion of technology have propelled the industry into a new age. Throughout our history, Bucyrus has led the industry in innovative products designed to satisfy the world's toughest earthmoving requirements. Bucyrus understands the value that new technologies provide and remains committed to being on the leading edge. By integrating new and proven technologies into our equipment, we help our customers take full advantage of their current and future opportunities.

Bucyrus International, Inc. is an essential partner in helping mines enhance productivity, control costs and thrive in the rapidly changing marketplace. Our customers can count on our products, high quality OEM parts and dedicated service professionals for achieving the optimum in machine productivity and dependability.

At Bucyrus satisfied customers are a tradition. Leveraging technology to meet each customer's unique needs is how: **we make the earth move.**

Bucyrus International, Inc. is a global leader in surface mining equipment manufacturing, with primary subsidiaries and operations located in Africa, Australia, Brazil, Canada, Chile, China, Europe, India, Peru and throughout the U.S. Our global network of offices and support locations allows us to serve customers worldwide.



Always on the move



Walking Draglines

At the core of Bucyrus, we design, build and service superior earthmoving products to improve excavating productivity.



Massive Bucyrus draglines are able to reach depths of 213 feet (94.5m) and have capacities up to 220 cubic yards (168.2m^3). With the lowest material removal cost and an average operating life of nearly 40 years, draglines are the most productive and versatile machines in the industry. Bucyrus offers a full range of dragline specifications, each tailored to the customer's application.

A moving experience





Electric Mining Shovels

Bucyrus continues to advance the design and technology of electric mining shovels to provide maximum productivity. Utilizing the latest technology, we manufacture shovels with superior digging forces and rapid cycle times. Customers rely on us for innovative, dependable shovels and the commitment to support them.




495HF
HIGH PERFORMANCE



Rotary Blasthole Drills

Bucyrus continually delivers more effective ways to implement rotary blasthole drills since introducing the first drill of this design in 1952. Our rotary blasthole drills offer the most reliable, productive and cost-effective means of drilling in the mining process. A few noteworthy refinements over the past several years include programmed drill control, rack and pinion pull-down and hydrostatic propel drives.







Quality, Service, Support

Our longstanding reputation is the result of the exceptional service and quality equipment we have provided for well over a century.

Today, we make use of the latest manufacturing techniques as well as perform testing and analysis on component parts before, during and after the manufacturing process. We work with our wholly owned repair and service subsidiaries, Minserco and Contel,™ to provide field repair and installation of OEM parts around the world. In 2004 we established the Contel Electrical Division, which provides global electrical service and support for surface mining machines.

Our large inventory and technical resources enable us to support any Bucyrus, Marion or Ransomes-Rapier brand machines worldwide. Our customers can expect knowledgeable technical support every hour of each day.

New innovations create new opportunities for our customers. As we provide these new opportunities, the demand grows for even more advanced technologies and the advantages they offer. At Bucyrus we attend to our core business—providing performance, quality and exceptional service—while employing the latest technologies.





Moving through history

Company established in Bucyrus, Ohio.

First Bucyrus excavator, a rail-mounted steam shovel, is developed.

Bucyrus outgrows its Ohio facility and moves to South Milwaukee, Wisconsin, USA.

President Theodore Roosevelt climbs aboard a Bucyrus 95-ton shovel on an inspection trip to the Panama Canal.

Bucyrus introduces the first commercially accepted electric rotary blasthole drill, changing mining productivity forever.

Bucyrus builds the Big Muskie—nearly 22 stories high and the largest mobile earthmoving machine ever built.

Bucyrus introduces AC drives on rope shovels.

Bucyrus-Erie changes its name to Bucyrus International, Inc. to better reflect its international leadership in surface mining equipment manufacturing.

Bucyrus purchases Marion Power Shovel.

Bucyrus sells first dragline into China. It is entirely powered with AC-IGBT electrics and a direct (gearless) drive system for the hoist and drag motions.

Bucyrus establishes Contel Electrical Division.

Bucyrus is listed on NASDAQ as a publicly traded company: BUCY.

Throughout history, Bucyrus has led the industry in the development of products designed to improve the excavating productivity of customers worldwide.



The year 1914 marked the completion of the Panama Canal, one of the largest excavation projects of the early 20th century. Bucyrus machines were instrumental in its creation.

In the mid-1970s Bucyrus began working with Siemens Energy and Automation with the goal of creating the most efficient, cost-effective electric drive system available. As a result, the first all AC drive electric mining shovel was commissioned in 1980. Thirty years later not only has the use of AC systems on Bucyrus equipment become the norm, but virtually all mining related equipment now utilizes similar AC systems pioneered by Bucyrus. The solid



relationship between Siemens and Bucyrus has resulted in the ongoing creation of new, breakthrough technologies including “AccessDirect,” a system that allows engineers from our headquarters in South Milwaukee to access, monitor and even repair machines working in remote locations around the world. Another example is “D3” (Direct Drive Dragline) technology. This system of attaching an AC motor directly to the hoist and drag drums on a dragline eliminates the traditional gearing associated with those functions.

The efficiency improvements and maintenance reductions add up to major savings and enhanced production possibilities for the customer.

At Bucyrus, technology is seen as a vital component in helping our customers succeed. This has been true for the first 125 years and will remain so for the next 125 years.

Throughout history, Bucyrus has led the industry in product development designed to improve excavating productivity.



Corporate Highlights


Worldwide Employees
1,612
1,564
1,587
1,726
2001
2002
2003
2004


Sales Per Employee
(US$ Thousands)
$180
$185
$213
$263
2001
2002
2003
2004


Bucyrus Canada Limited
Bucyrus Europe Limited
Bucyrus International, Inc. (China Operations)
World Headquarters
Minserco, Inc.
Bucyrus (Brasil) Ltda.
Bucyrus India Private Limited
Bucyrus International (Peru) S.A.
Bucyrus International (Chile) Limitada
Bucyrus (Africa)(Proprietary) Limited
Bucyrus (Australia) Proprietary Ltd.

Bucyrus' Primary Operations
With 26 Office and Facility Locations Worldwide

Bucyrus International, Inc.®
Financial Statements

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Amounts)

	Years Ended December 31,		
	2004	2003	2002
Sales	$454,186	$337,695	$289,598
Cost of products sold	357,819	268,162	233,516
Gross profit	96,367	69,533	56,082
Selling, general and administrative expenses	53,050	42,747	32,214
Research and development expenses	5,619	4,594	6,512
Amortization of intangible assets	1,817	1,647	1,647
Operating earnings	35,881	20,545	15,709
Interest expense	11,547	17,687	18,672
Other expense—net	1,658	856	2,776
Loss on extinguishment of debt	7,316	—	—
Earnings (loss) before income taxes	15,360	2,002	(5,739)
Income tax expense	9,276	5,583	5,047
Net earnings (loss)	$ 6,084	$ (3,581)	$(10,786)
Net earnings (loss) per share data			
Basic:			
Net earnings (loss) per share	$.39	$(.31)	$(.94)
Weighted average shares	15,464,861	11,710,312	11,484,800
Diluted:			
Net earnings (loss) per share	$.38	$(.31)	$(.94)
Weighted average shares	16,147,700	11,710,312	11,484,800

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
Net earnings (loss)	$6,084	$(3,581)	$(10,786)
Other comprehensive income (loss):			
Foreign currency translation adjustments	3,721	15,586	(569)
Minimum pension liability adjustment	8,824	3,985	(13,948)
Other comprehensive income (loss)	12,545	19,571	(14,517)
Comprehensive income (loss)	$18,629	$15,990	$(25,303)

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

	December 31,	
	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 20,617	$ 6,075
Receivables—net	90,802	73,111
Inventories	110,815	115,898
Deferred income tax assets	9,607	940
Prepaid expenses and other current assets	7,205	7,269
Total Current Assets	239,046	203,293
OTHER ASSETS:		
Goodwill	47,306	55,860
Intangible assets—net	36,935	35,724
Deferred income tax assets	7,651	1,636
Other assets	8,191	8,197
	100,083	101,417
PROPERTY, PLANT AND EQUIPMENT:		
Land	2,279	2,114
Buildings and improvements	11,105	9,913
Machinery and equipment	107,340	100,928
Less accumulated depreciation	(67,044)	(55,522)
	53,680	57,433
	$392,809	$362,143

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,	
	2004	2003
LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 59,446	$ 59,591
Liabilities to customers on uncompleted contracts and warranties	8,221	19,030
Income taxes	2,880	4,314
Borrowings under senior secured revolving credit facility and other short-term obligations	296	37,420
Current maturities of long-term debt	6,046	376
Total Current Liabilities	76,889	120,731
LONG-TERM LIABILITIES:		
Postretirement benefits	13,700	13,130
Deferred expenses, pension and other	38,242	33,249
Payable to American Industrial Partners	—	5,527
Interest payable to Holdings	—	25,810
	51,942	77,716
LONG-TERM DEBT, less current maturities (includes $75,635 of Senior Notes held by Holdings in 2003)	96,910	153,973
COMMITMENTS AND CONTINGENCIES – Note P		
COMMON SHAREHOLDERS' INVESTMENT:		
Class A common stock – par value $.01 per share, authorized 41,000,000 shares, issued 20,095,977 shares in 2004	201	—
Common stock – par value $.01 per share, authorized 13,600,000 shares, issued 12,130,800 shares in 2003	—	121
Additional paid-in capital	289,930	149,472
Unearned restricted stock compensation	(671)	—
Treasury stock, at cost – 72,400 shares	(851)	(851)
Accumulated deficit	(99,850)	(104,783)
Accumulated other comprehensive loss	(21,691)	(34,236)
	167,068	9,723
	$392,809	$362,143

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT
(Dollars in Thousands)

	Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss
Balance at January 1, 2002	$ 116	$147,613	—	$ (851)	$(90,416)	$ (39,290)
Net loss	—	—	—	—	(10,786)	—
Translation adjustments	—	—	—	—	—	(569)
Minimum pension liability adjustment	—	—	—	—	—	(13,948)
Balance at December 31, 2002	116	147,613	—	(851)	(101,202)	(53,807)
Issuance of common stock (573,600 shares)	5	67	—	—	—	—
Stock compensation	—	1,792	—	—	—	—
Net loss	—	—	—	—	(3,581)	—
Translation adjustments	—	—	—	—	—	15,586
Minimum pension liability adjustment	—	—	—	—	—	3,985
Balance at December 31, 2003	121	149,472	—	(851)	(104,783)	(34,236)
Initial public offering	80	129,711	—	—	—	—
Issuance of restricted stock	—	720	$(720)	—	—	—
Stock compensation expense	—	10,027	49	—	—	—
Net earnings	—	—	—	—	6,084	—
Dividends declared	—	—	—	—	(1,151)	—
Translation adjustments	—	—	—	—	—	3,721
Minimum pension liability adjustment	—	—	—	—	—	8,824
Balance at December 31, 2004	$ 201	$289,930	$ (671)	$ (851)	$(99,850)	$(21,691)

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended December 31		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	$ 6,084	$ (3,581)	$(10,786)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation	11,061	10,831	10,666
Amortization	3,194	2,888	4,748
Stock compensation expense	10,076	1,792	—
Deferred income taxes	3,772	(1,051)	857
Loss on sale of property, plant and equipment	287	626	655
Loss on extinguishment of debt	7,316	—	—
Secondary offering expenses	602	—	—
Changes in assets and liabilities:			
Receivables	(15,023)	(13,247)	1,329
Inventories	8,726	8,558	(10,953)
Other current assets	5,473	461	(1,689)
Other assets	(3,309)	2,257	1,221
Current liabilities other than income taxes, short-term obligations and current maturities of long-term debt	(14,849)	6,846	9,618
Income taxes	(1,376)	419	1,976
Long-term liabilities other than deferred income taxes	(6,371)	6,139	2,063
Net cash provided by operating activities	15,663	22,938	9,705
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Increase) decrease in restricted funds on deposit	33	907	(903)
Proceeds from sale of The Principal Financial Group shares	—	—	2,974
Purchases of property, plant and equipment	(6,285)	(4,578)	(5,457)
Proceeds from sale of property, plant and equipment	105	368	745
Net proceeds from sale and leaseback transaction	—	—	6,657
Payments for purchases of companies	(559)	—	(200)
Net cash provided by (used in) investing activities	(6,706)	(3,303)	3,816

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net repayments of revolving credit facilities	(37,420)	(16,603)	(14,809)
Net increase (decrease) in other bank borrowings and long-term debt	(130)	(933)	53
Proceeds from senior secured term loan	100,000	—	—
Retirement of Senior Notes	(150,000)	—	—
Payment of prepayment penalty on Senior Notes	(5,560)	—	—
Payment of deferred interest on Senior Notes owned by Holdings	(23,660)	—	—
Repayment of senior secured term loan	(1,250)	—	—
Payment of refinancing expenses	(4,830)	(1,526)	(2,047)
Payment of secondary offering expenses	(602)	—	—
Net proceeds from issuance of common stock	129,791	72	—
Dividends paid	(1,151)	—	—
Net cash provided by (used in) financing activities	5,188	(18,990)	(16,803)
Effect of exchange rate changes on cash	397	1,241	253
Net increase (decrease) in cash and cash equivalents	14,542	1,886	(3,029)
Cash and cash equivalents at beginning of year	6,075	4,189	7,218
Cash and cash equivalents at end of year	$20,617	$6,075	$4,189
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$39,569	$10,350	$11,258
Income taxes—net of refunds	6,976	6,524	2,749

See notes to consolidated financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Bucyrus International, Inc. (the "Company") is a Delaware corporation and a leading manufacturer of surface mining equipment, principally draglines, electric mining shovels and large rotary blasthole drills. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The Company also has a comprehensive aftermarket business that includes replacement parts, maintenance and other services. The largest markets for the Company's products and services are in Australia, Canada, China, India, South Africa, South America and the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions, profits and accounts have been eliminated.

Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Inventories

Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were zero at December 31, 2004 and 2003.

Goodwill and Intangible Assets

Goodwill and intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") (see Note E).

Intangible assets consist primarily of engineering drawings, bill-of-material listings, software, trademarks and trade names. At December 31, 2004 and 2003, intangible assets also included $5.1 million and $3.0 million, respectively, related to an adjustment to record an additional minimum pension liability (see Note K).

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from ten to forty years for buildings and improvements and three to seventeen years for machinery and equipment.

Impairment of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of property, plant and equipment and intangible assets with finite lives may warrant revision or that the remaining balance of each may not be recoverable. The Company accounts for any impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Shareholders' Investment. Gains and losses from foreign currency transactions are included in Selling, General and Administrative expenses in the Consolidated Statements of Operations. Transaction gains totaled $2.7 million for the year ended December 31, 2004 and transaction losses totaled $.8 million and $1.0 million for the years ended December 31, 2003 and 2002, respectively. Transaction gains and losses on inter-company advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Shareholders' Investment.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income (loss) in addition to net income (loss) from operations. Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss, which encompasses net income (loss), foreign currency translation adjustments and minimum pension liability adjustments, in the Consolidated Statements of Common Shareholders' Investment. Information regarding accumulated other comprehensive loss is as follows:

	Cumulative Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
	(Dollars in Thousands)		
Balance at January 1, 2002	$(24,045)	$(15,245)	$(39,290)
Changes—Year ended December 31, 2002	(569)	(13,948)	(14,517)
Balance at December 31, 2002	(24,614)	(29,193)	(53,807)
Changes—Year ended December 31, 2003	15,586	3,985	19,571
Balance at December 31, 2003	(9,028)	(25.208)	(34,236)
Changes—Year ended December 31, 2004	3,721	8,824	12,545
Balance at December 31, 2004	$ (5,307)	$(16,384)	$(21,691)

Revenue Recognition

Revenue from long-term sales contracts, such as for the manufacture of Company machines, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company's machines. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company's financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for Company personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin

No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $3.5 million and $14.2 million at December 31, 2004 and 2003, respectively.

Warranty

Sales of the Company's products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplace. The Company records provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience.

Shipping and Handling Fees and Costs

Revenue received from shipping and handling fees is reflected in sales. Shipping fee revenue was insignificant for all periods presented. Shipping and handling costs are included in cost of products sold.

Financial Instruments

Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable, accrued liabilities and variable rate debt approximated fair value at December 31, 2004 and 2003. There were no bids for the Company's Senior Notes (see Note H) at December 31, 2003. Accordingly, the fair value of the Senior Notes was based on the market value of debt with similar maturities. Based on all available information, management believed the fair value of the Senior Notes was $150.0 million at December 31, 2003.

Derivative Financial Instruments

The Company has entered into foreign exchange forward contracts in order to manage and preserve the economic value of cash flows in non-functional currencies. Based upon year-end exchange rates, the outstanding contracts are recorded at fair value. The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash-flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the Consolidated Statements of Operations and was not significant. The maturity of these instruments does not exceed twelve months.

The effective portion of changes in the fair value of the derivatives is recorded in other comprehensive income and is recognized in the Consolidated Statements of Operations when the hedge item affects earnings.

The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

Accounting for Stock–Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The following table illustrates the effect on net earnings (loss) and net earnings (loss) per share as if the fair value-based method provided by SFAS 123 had been applied for all outstanding and unvested awards in each period:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands, Except Per Share Amounts)		
Reported net earnings (loss)	$ 6,084	$(3,581)	$(10,786)
Add: Stock-based employee compensation expense recorded, net of related tax effects	6,217	1,792	—
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(360)	(118)	(283)
Pro forma net earnings (loss)	$11,941	$(1,907)	$(11,069)
Net earnings (loss) per share of common stock:			
As reported:			
Basic	$.39	$(.31)	$(.94)
Diluted	.38	(.31)	(.94)
Pro forma:			
Basic	.77	(.16)	(.96)
Diluted	.74	(.16)	(.96)

Reclassifications

Certain line item reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

Stock Split

On June 9, 2004, the Company effected an 8 for 1 stock split of its common stock. All references in the accompanying consolidated financial statements and notes thereto to net earnings (loss) per share and the number of shares have been retroactively restated to reflect this stock split.

NOTE B – INITIAL PUBLIC OFFERING AND SECONDARY OFFERING

On July 28, 2004, the Company completed an initial public offering ("IPO") of 12,362,500 shares of its Class A common stock at $18 per share, from which the Company received net proceeds, after commissions and expenses, of $129.8 million. The Company sold 7,941,177 shares in the offering and American Industrial Partners ("AIP") sold 4,421,323 shares, 1,612,500 of which were sold through exercise by the underwriters of their over-allotment option. The shares sold by AIP were Class B shares, which converted to Class A shares upon their sale by AIP. As a result, the Company's outstanding capital stock, on an undiluted basis, consisted of 7,021,077 shares of Class B common stock, all of which were owned by AIP, and 12,978,500 shares of Class A common stock upon completion of the IPO. As a general matter, as to all matters submitted to a vote of the stockholders, each share of Class A common stock had one vote and each share of Class B common stock had two votes. Bucyrus Holdings, LLC ("Holdings"), which was controlled by AIP and substantially wholly owned the Company, was dissolved upon completion of the IPO.

Also, on July 28, 2004, the Company entered into a new senior secured credit facility with Goldman Sachs Credit Partners L.P. and GMAC Commercial Finance, LLC (see Note H). The net proceeds from the IPO together with $100.0 million from a new senior secured credit facility were used to retire all of the Senior Notes (see Note H) and accrued interest, repay all borrowings under the Company's previous senior secured credit facility and pay all amounts owed AIP under the management services agreement with AIP which was terminated prior to the IPO. Included in the Consolidated Statement of Operations for the year ended December 31, 2004 was a $7.3 million loss on extinguishment of debt, which consisted of prepayment penalty and the write-off of unamortized deferred financing costs related to the Senior Notes.

On November 17, 2004, the Company completed a secondary public offering of shares of its Class A common stock. AIP sold all of the shares in this offering, and the Company did not receive any proceeds from the offering. AIP sold 7,053,077 shares of Class A common stock at the closing, including 919,966 shares purchased by the underwriters through exercise of their over-allotment option. As a result, at December 31, 2004, AIP no longer holds any shares of the Company's common stock and the Company's capital structure consists only of Class A common stock.

NOTE C – RECEIVABLES

Receivables at December 31, 2004 and 2003 include $31.4 million and $8.0 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next twelve months of such dates.

Current receivables are reduced by an allowance for losses of $1.6 million and $1.5 million at December 31, 2004 and 2003, respectively.

NOTE D – INVENTORIES

Inventories consist of the following:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Raw materials and parts	$ 21,583	$ 11,655
Work in process	7,633	20,433
Finished products (primarily replacement parts)	81,599	83,810
	$110,815	$115,898

NOTE E – GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS 142, goodwill is no longer subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are also no longer amortized but are subject to an evaluation for impairment at least annually by applying a lower-of-cost-or-market test. Intangible assets with finite lives continue to be amortized over a period of 5 to 20 years. For goodwill, the fair value of the Company's reporting units exceeds the carrying amounts and an impairment charge is not required. The Company also completed an impairment analysis of its indefinite life intangible assets in accordance with the provisions of SFAS 142 and determined that an impairment charge is not required.

During 2004, goodwill was reduced by $8.6 million to reflect the utilization of previously unrecognized federal net operating loss carryforwards which existed at the date the Company was acquired by Holdings (see Note J).

Intangible assets consist of the following:

	December 31, 2004			December 31, 2003		
	Weighted Average Life (years)	Gross Carrying Amount (Dollars in Thousands)	Accumulated Amortization (Dollars in Thousands)	Weighted Average Life (years)	Gross Carrying Amount (Dollars in Thousands)	Accumulated Amortization (Dollars in Thousands)
Amortized intangible assets:						
Engineering drawings	20	$25,500	$ (9,268)	20	$25,500	$(7,994)
Bill of material listings	20	2,856	(1,038)	20	2,856	(895)
Software	10	2,288	(1,663)	10	2,288	(1,434)
Other	5	864	(173)	—	—	—
		$31,508	$(12,142)		$30,644	$(10,323)
Unamortized intangible assets:						
Trademarks/Trade names		$12,436			$12,436	
Intangible pension asset		5,133			2,967	
		$17,569			$15,403	

The aggregate intangible amortization expense for the years ended December 31, 2004, 2003 and 2002 was $1.8 million, $1.6 million and $1.6 million, respectively. The estimated future amortization expense of intangible assets is as follows:

	(Dollars in Thousands)
2005	$ 1,819
2006	1,819
2007	1,758
2008	1,591
2009	1,418
Future	10,961
	$19,366

NOTE F – SALE AND LEASEBACK

On January 4, 2002, the Company completed a sale and leaseback transaction for a portion of its land and buildings in South Milwaukee, Wisconsin. The Company is leasing back the property under an operating lease over a period of twenty years with options for renewals. Net proceeds received from this transaction were $7.2 million less $.5 million required as a security deposit. No gain was recognized on this transaction.

NOTE G – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Trade accounts payable	$35,260	$31,059
Wages and salaries	9,187	7,589
Other	14,999	20,943
	$59,446	$59,591

NOTE H – LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	December 31, 2004	December 31, 2003
	(Dollars in Thousands)	
Senior secured term loan	$ 98,750	$ —
9 ¾% Senior Notes due 2007	—	150,000
Mortgage loan at Bucyrus Canada Limited	2,617	2,536
Other	1,589	1,813
	102,956	154,349
Less current maturities of long-term debt	(6,046)	(376)
	$ 96,910	$153,973

On July 28, 2004, the Company entered into a new senior secured credit facility with Goldman Sachs Credit Partners L.P. and GMAC Commercial Finance, LLC. The new senior secured credit facility provides the Company with a senior secured term loan of $100.0 million and a senior secured revolving credit facility of $50.0 million. The senior secured term loan is payable in quarterly installments through its expiration on July 28, 2010, subject to earlier prepayment provisions, and bears interest at the prime rate plus an applicable margin (1% to 1.25%) or LIBOR plus an applicable margin (2% to 2.25%). The weighted average interest rate on term loan borrowings at December 31, 2004 was 4.4%. The senior secured revolving credit facility expires on July 28, 2009 and bears interest at the prime rate plus 1.25% or LIBOR plus 2.25%. Borrowings under the revolving portion of the facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. At December 31, 2004, there were no borrowings under the revolving portion of the facility and the amount available for borrowings was $31.5 million. The Company must maintain a minimum amount available for borrowings of $15.0 million after giving effect to the payment of any dividends.

The new senior secured credit facility contains covenants limiting the discretion of management with respect to key business matters and places significant restrictions on, among other things, the Company's ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of the Company's domestic assets and the receivables and inventory of the Company's Canadian subsidiary are pledged as collateral under the new senior secured credit facility. In addition, the outstanding capital stock of the Company's domestic subsidiaries as well as the majority of the capital stock of the Company's foreign subsidiaries are pledged as collateral. The Company is also required to maintain compliance with certain covenants, including financial ratios and minimum levels of EBITDA (as defined). The Company was in compliance with these covenants as of December 31, 2004.

Previously, the Company had outstanding $150.0 million of 9 ¾% Senior Notes due 2007 (the "Senior Notes"), which were retired on July 28, 2004 in connection with the Company's IPO. Interest thereon was payable each March 15 and September 15. During 2000, Holdings acquired $75.6 million of the Company's $150.0 million issue of Senior Notes. Holdings had agreed as a part of previous credit agreements to defer the receipt of interest on these Senior Notes during the life of the agreements. However, in connection with an amendment of the Loan and Security Agreement (see below) on November 13, 2003, Holdings was permitted to receive the interest payable on the Senior Notes held by them on March 15, 2004. At December 31, 2003, $25.8 million of interest was accrued and payable to Holdings.

The Company also previously had a Loan and Security Agreement with GMAC Commercial Finance, LLC (the "Loan and Security Agreement"), which provided the Company with a $71.5 million senior secured revolving credit facility. The Loan and Security Agreement was amended on November 13, 2003 to provide an additional $7.4 million senior secured term loan to enable the Company to pay certain interest during 2004 on its Senior Notes as discussed previously. The net proceeds from the Company's IPO were used to repay all borrowings under the Loan and Security Agreement on July 28, 2004. Outstanding borrowings under the senior secured revolving credit facility portion of the Loan and Security Agreement were at an interest rate equal to either the prime rate plus an applicable margin (2% to 2.25%) or LIBOR plus an applicable margin (3.5% to 3.75%) and were subject to a borrowing base formula based on receivables and inventory. Borrowings under the term loan portion were at an interest rate equal to either the prime rate plus 1.5% or LIBOR plus 2.5%. Borrowings outstanding at December 31, 2003 were $37.4 million at a weighted average interest rate of 4.9%.

The average borrowings under the revolving portion of the Company's credit agreements during 2004 were $16.6 million at a weighted average interest rate of 5.5%, and the maximum borrowing outstanding was $40.3 million. The average borrowings under the Loan and Security Agreement during 2003 were $49.9 million at a weighted average interest rate of 5.2%, and the maximum borrowing outstanding was $60.3 million.

At December 31, 2004 and 2003, there were $19.0 million and $7.7 million, respectively, of standby letters of credit outstanding under all Company bank facilities.

On April 30, 2002, Bucyrus Canada Limited, a wholly-owned subsidiary of the Company, entered into a C$3.5 million mortgage loan. The term of the mortgage loan is 15 years at an initial rate of 7.55%, which is fixed for the first five years. The balance outstanding at December 31, 2004 and 2003 was C$3.1 million and C$3.3 million, respectively. The mortgage loan is collateralized by the land, buildings and certain building attachments owned by Bucyrus Canada Limited. The net book value of this collateral at December 31, 2004 was C$4.0 million. The mortgage loan contains a number of financial covenants which, among other items, require Bucyrus Canada Limited to maintain certain financial ratios on an annual basis. At December 31, 2004, Bucyrus Canada Limited was in compliance with all applicable covenants.

Maturities of long-term debt are as follows for each of the next five years:

	(Dollars in Thousands)
2005	$6,046
2006	7,875
2007	7,711
2008	8,390
2009	7,692

NOTE I – COMMON SHAREHOLDERS' INVESTMENT

At December 31, 2004, the Company's capital structure consists only of Class A common stock. Holders of Class A common stock are entitled to one vote per share on all matters to be voted on by the Company's common shareholders. The Company currently intends to pay quarterly cash dividends of $.0575 per share (equal to $.23 per year). The initial quarterly cash dividend of $1.2 million was declared on October 14, 2004 and paid on November 15, 2004. Subsequent to December 31, 2004, a quarterly cash dividend of $1.2 million was declared on February 3, 2005 and paid on March 3, 2005.

In 2004, the Company's board of directors adopted, and the Company obtained shareholder approval of, the Bucyrus International, Inc. 2004 Equity Incentive Plan (the "2004 Incentive Plan"). The 2004 Incentive Plan will expire on the tenth anniversary of its effective date, unless terminated earlier by the Company's board of directors. The 2004 Incentive Plan provides for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs"), and other equity based awards to the Company's directors, officers, and other employees, advisors and consultants and those of the Company's subsidiaries who are selected by the compensation committee of the Company's board of directors for participation in the plan. A maximum of one million shares of the Company's Class A common stock are available for awards under the 2004 Incentive Plan. The compensation committee of the Company's board of directors will determine all of the terms and conditions of awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

On September 22, 2004, the Company issued 24,000 shares of restricted stock to certain employees pursuant to the 2004 Incentive Plan. These shares become freely transferable and nonforfeitable at the end of four years. The unearned stock compensation reported as a debit in Common Shareholders' Investment in the Consolidated Balance Sheet will be recognized as compensation expense ratably over the four year period.

In 1998, the Company's board of directors adopted, and the Company obtained shareholder approval of, the Bucyrus International, Inc. 1998 Management Stock Option Plan (the "1998 Option Plan") as part of the compensation and incentive arrangements for certain of the Company's management employees and those of the Company's subsidiaries. The 1998 Option Plan provides for the grant of stock options to purchase up to an aggregate of 1.6 million shares of the Company's common stock at exercise prices to be determined in accordance with the provisions of the 1998 Option Plan. All outstanding options under the 1998 Option Plan became fully vested and exercisable upon completion of the Company's IPO on July 28, 2004.

The following table sets forth the activity and outstanding balances of options issued pursuant to the 1998 Option Plan:

	Options Outstanding		
	Number of Options	Weighted Average Exercise Price	Available For Future Grants
Balances at January 1, 2002	1,600,000	$ 3.63	0
Options forfeited	(4,000)	12.50	4,000
Balances at December 31, 2002	1,596,000	3.61	4,000
Options exercised	(573,600)	.125	—
Options forfeited	(4,400)	12.50	4,400
Balances at December 31, 2003	1,018,000	5.53	8,400
Options granted	68,400	27.85	(68,400)
Options forfeited	(224,000)	12.50	224,000
Balances at December 31, 2004	862,400	5.49	164,000

At December 31, 2004, all of the options outstanding were vested and exercisable. The outstanding options had a weighted average exercise price of $5.49 per share and a weighted average remaining contractual life of 6 years. At December 31, 2003, none of the options outstanding were vested or exercisable. The outstanding options had a weighted average exercise price of $5.53 per share and a weighted average remaining contractual life of 6.1 years. At December 31, 2002, 286,792 of the options outstanding were vested and exercisable. The outstanding options had a weighted average exercise price of $3.61 per share and a weighted average remaining contractual life of 7.6 years.

Stock options outstanding at December 31, 2004 were as follows:

		Options Outstanding	
Price	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price
$12.50	3.4 years	228,800	$12.50
.125	6.6 years	573,600	.125
30.00	9.75 years	60,000	30.00
		862,400	5.49

The weighted average grant date fair value of stock options granted in 2004 under the 1998 Option Plan was $9.40 per option. No options were granted in 2002 or 2003. The fair value of grants was estimated on the date of grant using the PEV lattice-based binomial method with the following weighted average assumptions:

	1998 Option Plan 2004
Risk-free interest rate	3.29%
Expected dividend yield	.77%
Expected life	5 years
Calculated volatility	N/A

NOTE J – INCOME TAXES

Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

Earnings (loss) before income taxes consists of the following:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands)		
United States	$ 6,584	$(10,158)	$(18,039)
Foreign	8,776	12,160	12,300
Total	$15,360	$ 2,002	$ (5,739)

The provision for income tax expense consists of the following:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands)		
Foreign income taxes:			
Current	$3,939	$ 6,215	$4,505
Deferred	63	(1,051)	857
Total	4,002	5,164	5,362
Federal income taxes:			
Current	1,253	338	(421)
Deferred	3,709	—	—
Total	4,962	338	(421)
Other (state and local taxes):			
Current	312	81	106
Deferred	—	—	—
Total	312	81	106
Total income tax expense	$9,276	$ 5,583	$5,047

Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings (loss) before income taxes as set forth in the following table:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands)		
Tax expense (benefit) at federal statutory rate	$ 5,376	$ 700	$(2,008)
Valuation allowance adjustments	502	(593)	3,099
Impact of foreign subsidiary income, tax rates and tax credits	3,677	6,035	4,833
State income taxes	597	53	69
Extraterritorial income exclusion	(1,494)	(1,227)	(665)
Alternative minimum tax	—	338	(421)
Other items	618	277	140
Total income tax expense	$ 9,276	$5,583	$ 5,047

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Deferred tax assets:		
Postretirement benefits	$ 5,733	$ 5,760
Minimum pension liability adjustment	10,132	10,083
Inventory valuation provisions	3,407	7,280
Accrued and other liabilities	6,583	5,732
Research and development expenditures	2,008	2,941
Tax loss carryforward	7,878	17,448
Tax credit carryforward	479	817
Unexercised stock options	4,516	594
Other items	356	667
Total deferred tax assets	41,092	51,322
Deferred tax liabilities:		
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(24,360)	(27,578)
Valuation allowance	—	(21,927)
Net deferred tax asset	$ 16,732	$ 1,817

The classification of the net deferred tax assets and liabilities is as follows:

	December 31, 2004	December 31, 2003
	(Dollars in Thousands)	
Current deferred tax asset	$ 9,607	$ 940
Long-term deferred tax asset	7,651	1,636
Current deferred tax liability	(148)	(307)
Long-term deferred tax liability	(378)	(452)
Net deferred tax asset	$16,732	$1,817

Prior to the fourth quarter of 2004, a valuation allowance had been used to reduce the net deferred tax assets (after giving effect to deferred tax liabilities) for domestic operations to an amount that is more likely than not to be realized. At December 31, 2004, an analysis was completed and the valuation allowance was reversed based on the determination that it is now more likely than not that all deferred tax assets will be realized. This reversal included a $10.1 million credit to common shareholders' investment for the portion of the valuation allowance that related to the minimum pension liability and an $8.6 million credit to goodwill for the utilization of previously unrecognized federal net operating loss carryforwards which existed at the date that the Company was acquired by Holdings. A roll-forward of the valuation allowance is presented below:

	Balance at Beginning of Period	Additions—Allowance Established	Deductions—Allowance Used	Balance at End of Period
	(Dollars In Thousands)			
Year ended December 31, 2002	$19,697	$4,842	$—	$24,539
Year ended December 31, 2003	$24,539	$—	$2,612	$21,927
Year ended December 31, 2004	$21,927	$—	$21,927	$—

The Company, along with its domestic subsidiaries, and Holdings file a consolidated federal income tax return. The consolidated tax expense of the affiliated group is allocated using the pro-rata method based on each company's contribution to consolidated federal taxable income. Holdings was dissolved on July 28, 2004 upon completion of the IPO.

As of December 31, 2004, the Company has available approximately $17.8 million of federal net operating loss carry forwards ("NOL") from the years 1990 through 1994 that expire in the years 2005 through 2009, to offset against future federal taxable income. Because the 1994 consummation of the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and the Company as modified on December 1, 1994 (the "Amended Plan") resulted in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, the use of such NOL is limited to $3.6 million per year.

As of December 31, 2004, the Company also has a federal alternative minimum tax credit carryforward of $.5 million, which carries forward indefinitely. Because this credit carryforward arose prior to the effective date of the Amended Plan, it is subject to the annual limitations discussed above and is not usable until the year 2010.

The Company also has a significant amount of state NOL (which expire in the years 2005 through 2019) available to offset future state taxable income in states where it has significant operations. Since the majority of states in which the Company files its state returns follow rules similar to federal rules, it is expected that the usage of state NOL will be limited to approximately $79.0 million.

Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and on which U.S. income taxes have not been provided by the Company, amounted to approximately $36.6 million at December 31, 2004. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

The American Jobs Creation Act of 2004, which was signed into law on October 22, 2004, includes a provision for a one-time dividends received deduction of 85% of certain qualified cash dividends that are received from controlled foreign corporations before December 31, 2005. The Company is in the process of evaluating the repatriation provisions, but has not yet determined the amount or range of possible amounts to be repatriated, or the tax effect of such repatriation, and expects to complete its evaluation in the latter part of 2005.

NOTE K – PENSION AND RETIREMENT PLANS

The Company has several pension and retirement plans covering substantially all of its employees in the United States. All plans have a measurement date of December 31.

The following tables set forth the plans' funded status and amounts recognized in the consolidated financial statements at December 31, 2004 and 2003:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at January 1	$ 86,821	$ 82,007
Service cost	1,745	1,642
Interest cost	5,221	5,322
Plan amendments	2,458	—
Actuarial loss	3,073	3,698
Benefits paid	(6,046)	(5,848)
Projected benefit obligation at December 31	93,272	86,821
Change in plan assets:		
Fair value of plan assets at January 1	56,409	48,216
Actual return on plan assets	5,546	10,047
Employer contributions	4,099	3,994
Benefits paid	(6,046)	(5,848)
Fair value of plan assets at December 31	60,008	56,409
Net amount recognized:		
Funded status	(33,264)	(30,412)
Unrecognized prior service cost	4,412	2,160
Unrecognized net actuarial loss	28,246	27,061
Net amount recognized	$ (606)	$ (1,191)
Amounts recognized in consolidated balance sheets at December 31:		
Prepaid pension costs	$ —	$ 1,455
Accrued pension liabilities	(32,255)	(30,821)
Intangible asset	5,133	2,967
Accumulated other comprehensive loss	26,516	25,208
Net amount recognized	$ (606)	$ (1,191)
Weighted-average assumptions used to determine benefit obligations at December 31:		
Discount rate	5.75%	6.25%
Rate of compensation increase	4%	3.75% - 4%

The accumulated benefit obligation for all defined benefit pension plans was $92.3 million and $85.7 million at December 31, 2004 and 2003, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Projected benefit obligation	$93,272	$86,821
Accumulated benefit obligation	92,263	85,663
Fair value of plan assets	60,008	56,409

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands)		
Components of net periodic benefit cost:			
Service cost	$ 1,745	$ 1,642	$ 1,609
Interest cost	5,221	5,322	5,401
Expected return on plan assets	(4,983)	(4,221)	(5,155)
Amortization of prior service cost	206	206	206
Amortization of net actuarial loss	1,325	2,018	723
Total benefit cost	$ 3,514	$ 4,967	$ 2,784
Increase (decrease) in minimum liability included in other comprehensive income (loss)	$ 1,308	$(3,985)	$13,948
Weighted-average assumptions used to determine net periodic benefit cost for the year:			
Discount rate	6.25%	6.75%	7.25%
Expected return on plan assets	9%	9%	9%
Rate of compensation increase	3.75% - 4%	3.75% - 4%	3.75% - 4%

In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

The Company's pension plans' weighted-average actual and targeted asset allocations by asset category at December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003	
	Actual	Target	Actual	Target
Asset category:				
Equity securities	64%	65%	65%	65%
Debt securities	36%	35%	35%	35%
Real estate	—	—	—	—
Other	—	—	—	—
Total	100%	100%	100%	100%

The desired investment objective is a long-term real rate of return on assets that is approximately 6% greater than the assumed rate of inflation measured by the Consumer Price Index, currently assumed to be approximately 3%. The target rate of return for the plans has been based upon an analysis of historical returns supplemented with an economic and structural review of each asset class. The Benefit Plan Committee of the Company realizes that market performance varies and that a 6% real rate of return may not be meaningful during some periods. The Benefit Plan Committee also realizes that historical performance is no guarantee of future performance.

To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are as follows:

	Minimum	Maximum
Equity	63%	67%
Fixed	33%	37%
Cash equivalents	0%	2%

Investment in international oriented equity funds is limited to a maximum of 18.25% of the equity range.

The Company expects to contribute $3.6 million to its pension plans in 2005.

Estimated future benefit payments from the Company's pension plans are as follows:

	(Dollars in Thousands)
2005	$ 6,391
2006	6,434
2007	6,890
2008	7,117
2009	7,012
2010-2014	40,260

The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $.9 million, $.8 million and $.7 million in 2004, 2003 and 2002, respectively.

NOTE L – POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The measurement date is December 31.

The following tables set forth the plan's status and amounts recognized in the consolidated financial statements at December 31, 2004 and 2003:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Change in benefit obligation:		
Benefit obligation at January 1	$ 18,921	$ 16,036
Service cost	770	659
Interest cost	1,142	1,135
Plan participants' contributions	152	144
Net actuarial loss	767	2,565
Benefits paid	(1,608)	(1,618)
Benefit obligation at December 31	20,144	18,921
Change in plan assets:		
Fair value of plan assets at January 1	—	—
Employer contributions	1,456	1,474
Plan participants' contributions	152	144
Benefits paid	(1,608)	(1,618)
Fair value of plan assets at December 31	—	—
Net amount recognized:		
Funded status	(20,144)	(18,921)
Unrecognized net actuarial loss	6,389	5,958
Unrecognized prior service credit	(1,556)	(1,777)
Net amount recognized	$(15,311)	$ (14,740)
Amounts recognized in consolidated balance sheets at December 31:		
Accrued benefit liability	$ (1,611)	$ (1,610)
Long-term benefit liability	(13,700)	(13,130)
Net amount recognized	$(15,311)	$(14,740)
Weighted-average assumptions used to determine benefit obligations at December 31—discount rate	5.75%	6.25%

	Years Ended December 31		
	2004	2003	2002
	(Dollars In Thousands)		
Components of net periodic benefit cost:			
Service cost	$ 770	$ 659	$ 557
Interest cost	1,142	1,135	1,054
Amortization of prior service cost	(221)	(221)	(221)
Amortization of net actuarial loss	336	280	81
Net periodic benefit cost	$2,027	$1,853	$1,471
Weighted average assumptions used to determine net periodic benefit cost — discount rate	6.25%	6.75%	7.25%
Assumed health care cost trend rates:			
Health care cost trend rate assumed for next year	8%	8%	9%
Rate to which the cost trend rate is assumed to decline	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2008	2007	2007

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(Dollars in Thousands)	
Effect on total of service and interest cost	$ 192	$ (166)
Effect on postretirement benefit obligation	1,626	(1,431)

The Company expects to contribute $1.6 million for the payment of benefits from its postretirement benefit plan in 2005.

Estimated future benefit payments from the Company's postretirement benefit plan are as follows:

	(Dollars in Thousands)
2005	$1,611
2006	1,752
2007	1,666
2008	1,583
2009	1,582
2010-2014	9,310

NOTE M – RESEARCH AND DEVELOPMENT

Expenditures for design and development of new products and improvements of existing mining machinery products, including overhead, aggregated $5.6 million in 2004, $4.6 million in 2003 and in $6.5 million in 2002.

NOTE N – CALCULATION OF NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

Basic net earnings (loss) per share of common stock was computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding. Diluted net earnings (loss) per share of common stock was computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The shares outstanding used to compute the diluted loss per share in 2003 and 2002 exclude outstanding options to purchase 1,018,000 and 1,596,000 shares of the Company's common stock as of December 31, 2003 and 2002, respectively. The options were excluded because their inclusion would have been antidilutive.

The net loss per share of common stock for prior years has been calculated on a retroactive basis to reflect an 8 for 1 stock split on June 9, 2004.

NOTE O – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company designs, manufactures and markets large excavation machinery used for surface mining and supplies replacement parts and services for such machines. The Company manufactures its machines and replacement parts primarily at one location. There is no significant difference in the production process for machines and replacement parts. The Company's products are sold primarily to large companies and quasi-governmental entities engaged in the mining of copper, coal, oil sands and iron ore throughout the world. New equipment and replacement parts and services are sold in North America primarily by Company personnel and its domestic subsidiaries, and overseas by Company personnel and through independent sales representatives and the Company's foreign subsidiaries and offices.

Based on the above, the Company's operations are classified as one operating segment.

The following table summarizes the Company's sales:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars In Thousands)		
Machines	$132,780	$65,548	$47,551
Parts and services	321,406	272,147	242,047
	$454,186	$337,695	$289,598

Financial information by geographical area is set forth in the following table. In the case of sales to external customers, the amounts presented represent the sales originating in the respective geographic area.

	Sales to External Customers	Long – Lived Assets
	(Dollars in Thousands)	
2004		
United States	$241,689	$41,787
Africa	38,933	1,004
Australia	45,861	260
Chile	58,793	3,950
Canada	37,808	5,480
Other Foreign	31,102	1,199
	$454,186	$53,680
2003		
United States	$155,538	$45,729
Africa	36,501	811
Australia	37,813	244
Chile	48,249	3,877
Canada	36,328	5,515
Other Foreign	23,266	1,257
	$337,695	$57,433
2002		
United States	$140,326	$51,964
Africa	20,205	691
Australia	33,357	247
Chile	42,163	3,539
Canada	32,204	4,550
Other Foreign	21,343	1,488
	$289,598	$62,479

The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of sales, particularly new machine sales. In 2004, 2003 and 2002, one customer accounted for approximately 12%, 17% and 12%, respectively, of the Company's consolidated sales.

NOTE P – COMMITMENTS, CONTINGENCIES, CREDIT RISKS AND CONCENTRATIONS

Environmental

The Company's operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company's facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

Environmental problems have not interfered in any material respect with the Company's manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not materially affect its capital expenditures, earnings or competitive position. The Company has an ongoing program to address any potential environmental problems.

Certain environmental laws, such as the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located.

The Company is one of 53 entities named by the United States Environmental Protection Agency ("EPA") as potentially responsible parties ("PRP") with regard to the Millcreek dumpsite, located in Erie County, Pennsylvania, which is on the National Priorities List of sites for cleanup under CERCLA. The Company was named as a result of allegations that it disposed of foundry sand at the site in the 1970's. Both the United States government and the Commonwealth of Pennsylvania initiated actions to recover cleanup costs. The Company has settled both actions with respect to its liability for past costs. In addition, 37 PRPs, including the Company, received administrative orders issued by EPA pursuant to Section 106(a) of CERCLA to perform site capping and flood control remediation at the Millcreek site. The Company was one of eighteen parties responsible for a share of the cost of such work, and has shared such cost per capita to date; however, such cost may be subject to reallocation. In 2002, final remedial work in the form of installation of a municipal golf course as cover was completed and the cost thereof was paid. The EPA has certified completion and its approval thereof. The former remediation contractor, IT Corporation, commenced suit against the Millcreek Dumpsite Group, an unincorporated association including the Company and other cooperating Millcreek PRPs, (the "Group") for breach of contract claims in an amount in excess of $1.0 million. The Group is defending and negotiating settlement of the claim. At December 31, 2004, the Company does not believe that its remaining potential liability in connection with this site will have material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

The Company has also been named as PRP in two additional CERCLA matters. The EPA named the Company as a PRP with respect to the cleanup of the Chemical Recovery Systems, Inc. ("CRS") site in Elyria, Ohio. On December 20, 2003, EPA offered the Company *a*

de minimis settlement in the amount of $6,800 to resolve its liabilities under CERCLA Sections 106, 107 and 113. The Company accepted EPA's settlement offer and is awaiting notification from EPA that the settlement is effective. As of December 31, 2004, the Company does not believe that its remaining potential liability in connection with this site will have a material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

EPA also named the Company as a PRP in the Tremont City, Ohio, landfill matter. The EPA identified the Company as a PRP based upon past operations of The Marion Power Shovel Company, the assets of which the Company acquired in 1997 pursuant to the Asset Purchase and Sale Agreement. The Company responded that it has not operated The Marion Power Shovel Company, that the periods of operation of the Tremont City landfill expired many years prior to 1997 and that, accordingly, it has none of the information requested by the EPA. The Company gave notice of this matter and potential claim to Global Industrial Technologies, Inc. ("Global") under indemnification provisions of the Asset Purchase and Sale Agreement. In 2002, the Company received notice that Global had filed for bankruptcy under Chapter 11 under federal bankruptcy laws. The Company has filed timely claims in that proceeding. Attorneys for Global have participated in a group of potential responsible parties in connection with EPA's investigation of the Tremont City landfill; the Company has not had further contact from EPA concerning this matter. Although the Company has not regarded, and does not regard, this site as presenting a material contingent liability, there can be no assurances to that effect because the EPA has not responded to the Company nor has the EPA withdrawn its identification of the Company as a PRP.

On March 24, 2003, EPA sent a Request for Information pursuant to CERCLA Section 104 and RCRA Section 3007 to Minserco, Inc. ("Minserco"), a wholly owned subsidiary of the Company, seeking information concerning Minserco's involvement with Sadler drum site in Mulberry, Polk County, Florida. Minserco responded that it had purchased drums from Sadler Drum, but did not send any drums to the site or return to Sadler Drum any drums it purchased. EPA has not responded to Minserco's information. The Company is aware that EPA has spent approximately $.6 million for environmental cleanup at the Sadler Drum site, but has not received any indication whether PRPs will be asked to investigate or remediate.

In December 1990, the Wisconsin Department of Natural Resources ("DNR") conducted a pre-remedial screening site inspection on property owned by the Company located at 1100 Milwaukee Avenue in South Milwaukee, Wisconsin. Approximately 35 acres of this site were allegedly used as a landfill by the Company until approximately 1983. The Company disposed of certain manufacturing wastes at the site, primarily foundry sand. The DNR's final site screening report, dated April 16, 1993, summarized the results of additional investigation. A DNR Decision Memo, dated July 21, 1991, which was based upon the testing results contained in the final site screening report, recommended additional groundwater, surface water, sediment and soil sampling. To date, the Company is not aware of any initiative by the DNR to require any further action with respect to this site. Consequently, the Company has not regarded, and does not regard, this site as presenting a material contingent liability. There can be no assurance, however, that additional investigation by DNR will not be conducted with respect to this site at a later date or that this site will not in the future require removal or remedial actions to be performed by the Company, the costs of which could be material, depending on the circumstances.

The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or cash flows. The Company cannot, however, assure that it will not incur additional liabilities with respect to these sites in the future, the costs of which could be material, nor can it assure that it will not incur remediation liability in the future with respect to sites formerly or currently owned or operated by it or with respect to off-site disposal locations, the costs of which could be material.

Over the past three years, expenditures for ongoing compliance, remediation, monitoring and cleanup have been immaterial. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material effect on its future capital expenditures, results of operations or competitive position.

Product Warranty

The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the years ended December 31, 2004 and 2003:

	December 31,	
	2004	2003
	(Dollars in Thousands)	
Balance at January 1	$ 4,311	$ 3,597
Provision	3,778	2,998
Charges	(2,637)	(2,284)
Balance at December 31	$ 5,452	$ 4,311

Product Liability

The Company is normally subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of these claims, subject to varying deductibles up to $3.0 million, and has various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of these claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on the Company's financial position, results of operations or cash flows, although no assurance to that effect can be given.

Asbestos Liability

The Company has been named as a co-defendant in approximately 300 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 1,490 plaintiffs. The cases are pending in courts in nine states. In all of these cases, insurance carriers have accepted or are expected to accept defense. These cases are in various pre-trial stages. The Company does not believe that costs associated with these matters will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

A reconciliation of claims pending at December 31, 2004 and 2003 is as follows:

	December 31,	
	2004	2003
Number of claims pending at January 1,	289	275
New claims filed	29	23
Claims dismissed, settled or resolved	(18)	(9)
Number of claims pending at December 31,	300	289

The average claim settlement amount was immaterial in both years.

Other Litigation

A wholly owned subsidiary of the Company is a defendant in a suit pending in the United States District Court for the Western District of Pennsylvania, brought on June 15, 2002, relating to an incident in which a dragline operated by an employee of a Company subsidiary tipped over. The owner of the dragline has sued an unaffiliated third party on a negligence theory for property damages and business interruption losses in a range of approximately $25.0 million to $27.0 million. The unrelated third party has brought a third-party action against the Company's subsidiary. The Company's insurance carriers are defending the claim, but have not conceded that the relevant policies cover the claim. At this time discovery is ongoing and it is not possible to evaluate the outcome of the claim nor the range of potential loss, if any.

Prior to 1985, a wholly owned, indirect subsidiary of the Company provided comprehensive general liability insurance coverage for affiliate corporations and invested in risk pools as part of its reinsurance activities. The subsidiary issued policies for occurrences during the years 1974 to 1984, which policies, together with its risk pool investments, could involve material liability. It is possible that claims could be asserted in the future with respect to such policies or risk pools. While the Company does not believe that liability under such policies or risk pools will result in material costs, this cannot be guaranteed.

A wholly owned Australian subsidiary is a defendant in a suit pending in the Supreme Court of Queensland in Australia, brought on May 5, 2002, relating to a contractual claim. The plaintiff, pursuant to a contract with the Company's subsidiary, agreed to erect a dragline sold by the Company to a customer for use at its mine site. The plaintiff asserts various contractual claims related to breach of contract damages and other remedies for approximately Aus $3.6 million related to its claim that it is owed amounts for services rendered under the contract. The

Company's subsidiary has asserted counterclaims against the plaintiff in connection with certain aspects of the work performed. This matter is anticipated to go to trial in mid-2005. The Company has established a reserve for its estimate of the resolution of this matter.

The Company is involved in various other litigation arising in the normal course of business. It is the view of management that the Company's recovery or liability, if any, under pending litigation is not expected to have a material effect on the Company's financial position, results of operations or cash flows, although no assurance to that effect can be given.

Commitments

The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $6.7 million in 2004, $5.9 million in 2003 and $5.9 million in 2002. Future minimum annual payments under non-cancelable agreements, including the sale and leaseback agreement (see Note F), are as follows:

	(Dollars in Thousands)
2005	$ 5,904
2006	3,218
2007	2,391
2008	1,732
2009	1,677
After 2009	14,728
	$29,650

Management Services Agreement

Prior to the completion of the IPO, AIP provided ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP's principals pursuant to a management services agreement among AIP and the Company. At December 31, 2003, $5.5 million was deferred and payable to AIP under this agreement and was included in payable to American Industrial Partners in the Consolidated Balance Sheet. In addition, at December 31, 2003, $.4 million was payable under this agreement and was included in accrued expenses in the Consolidated Balance Sheet. The expense recognized related to this agreement was $1.2 million in 2004, $3.2 million in 2003 and $1.6 million in 2002. The management services agreement was terminated in July 2004 and all amounts owed AIP under the agreement were paid in full in connection with the completion of the Company's IPO on July 28, 2004.

Credit Risks

A significant portion of the Company's consolidated sales are to customers whose activities are related to the coal, copper and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on foreign sales to smaller companies.

Concentrations

The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. ("Siemens"). The loss of Siemens, the Company's only sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company's business.

NOTE Q – RESTRUCTURING

The Company incurred restructuring charges of $.4 million, $.6 million and $1.3 million during the years ended December 31, 2004, 2003 and 2002, respectively. Such charges primarily relate to severance payments and are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Substantially all of these restructuring charges were paid in the year incurred.

NOTE R – QUARTERLY RESULTS – UNAUDITED

Quarterly results are as follows:

	Quarters Ended at End of			
	March	June	September	December
	(Dollars in thousands, except per share amounts)			
Net sales:				
2004	$ 97,128	$116,967	$111,509	$128,582
2003	60,882	86,953	84,754	105,106
Gross profit:				
2004	$ 19,657	$ 24,787	$ 24,315	$ 27,608
2003	14,558	16,405	18,107	20,463
Net earnings (loss):				
2004 (1)	$(2,015)	$ 2,629	$ (1,008)	$ 6,478
2003	(1,332)	(486)	(1,507)	(256)
Basic net earnings (loss) per common share:				
2004	$ (.17)	$ .22	$ (.06)	$ .32
2003	(.12)	(.04)	(.13)	(.02)
Weighted average shares outstanding-basic (in thousands):				
2004	12,058	12,058	17,671	20,000
2003	11,485	11,501	11,790	12,058
Diluted net earnings (loss) per common share:				
2004	$ (.17)	$ .21	$ (.06)	$ .31
2003	(.12)	(.04)	(.13)	(.02)
Weighted average shares outstanding-diluted (in thousands):				
2004	12,058	12,688	17,671	20,727
2003	11,485	11,501	11,790	12,058
Dividends per common share – Class A common stock:				
2004	—	—	—	$.0575
2003	—	—	—	—

(1) Net loss for the quarter ended September 30, 2004 includes a $7.3 million loss on extinguishment of debt (see Note B).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bucyrus International, Inc.:

We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Milwaukee, Wisconsin

March 10, 2005

Bucyrus International, Inc.®
Management's Discussion & Analysis
and
Other Financial Information

This page is intentionally blank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis and information contained elsewhere in this report contain statements that constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. You are cautioned that any such forward looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward looking statements as a result of various factors, which are more fully described in the Company's 2004 Form 10-K filed with the Securities and Exchange Commission.

Initial Public Offering and Secondary Offering

On July 28, 2004, the Company completed an initial public offering ("IPO") of its Class A common stock. Previously, the Company was substantially wholly owned by Bucyrus Holdings, LLC ("Holdings"), which was controlled by American Industrial Partners ("AIP"). AIP purchased the Company's common stock in 1997 and concurrently entered into a management services agreement with the Company. Upon completion of the IPO, Holdings was dissolved and the management services agreement was terminated.

On November 17, 2004, the Company completed a secondary public offering in which AIP sold all of its remaining shares of common stock. The Company sold no shares in this secondary offering. As a result, at December 31, 2004, AIP no longer owns any shares of the Company's common stock, and the Company ceased to be a "Controlled Company" under NASDAQ rules.

Business

The Company designs, manufactures and markets large excavation machinery used for surface mining, and provides comprehensive aftermarket services, supplying replacement parts and offering maintenance and repair contracts and services for these machines. The Company manufactures its original equipment ("OEM") products and the majority of aftermarket parts at its facility in South Milwaukee, Wisconsin. The Company's principal OEM products are draglines, electric mining shovels and rotary blasthole drills, which are used primarily by customers who mine copper, coal, oil sands and iron ore throughout the world. In addition, the Company provides aftermarket services in mining centers throughout the world, including Argentina, Australia, Brazil, Canada, Chile, China, England, India, Peru, South Africa and the United States. The largest markets for this mining equipment have been in the United States, South America, Australia, South Africa and Canada. In the future, China, India and Canada are expected to be increasingly important markets.

The market for OEM machines is closely correlated with customer expectations of sustained strength in prices of surface mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. In 2002, the market prices of many surface mined commodities were generally weak. In 2003 and 2004, market prices for copper, coal, iron ore and oil increased. Factors that could support sustained demand for these key commodities include continued economic growth in China, India and the developing world and renewed economic strength in industrialized countries.

The Company's aftermarket parts and service operations, which have accounted for approximately 70% of sales over the past ten years, tend to be more consistent than OEM machine sales; however, recent pronounced strength in commodity markets has positively affected aftermarket sales. The Company's complex machines are typically kept in continuous operation from 15 to 40 years, requiring regular maintenance and repair throughout their productive lives. The size of the Company's installed base of surface mining equipment and the Company's ability to provide on-time delivery of reliable parts and prompt service are important drivers of aftermarket sales.

While the Company continues to forecast increased sales attributable to increased demand related to both aftermarket parts sales and OEM machine sales relative to prior periods of weaker OEM sales, the Company maintains ongoing efforts to improve efficiency and contain costs. The Company has recorded restructuring charges in recent years. While the Company does not anticipate significant restructuring charges in future years, management of the Company continually evaluates all opportunities for reductions to operating costs. The Company does not believe that previous actions, including headcount reductions, will impact its ability to respond to increased demand for its products. Recent strong order volume has caused the Company to hire approximately 100 new full-time equivalent employees during 2004, and additional hiring is expected. Because sustained order strength continues, the Company is taking steps to increase its manufacturing capacity. In early 2005, the Company entered into an agreement to lease a facility to be used for expansion of the Company's manufacturing operations.

A substantial portion of the Company's sales and operating earnings is attributable to operations located outside the United States. The Company sells OEM machines, including those sold directly to foreign customers, and most of its aftermarket parts in United States dollars, with limited aftermarket parts sales denominated in the local currencies of Australia, Canada, South Africa, Brazil, Chile and the United Kingdom. Aftermarket services are paid for primarily in local currency which is naturally hedged by the Company's payment of local labor in local currency. In the aggregate, approximately 70% of the Company's 2004 sales were priced in United States dollars.

Over the past three years, the Company increased gross profits by improving manufacturing overhead variances, achieving productivity gains and growing the Company's high margin aftermarket parts and services business.

Following is a discussion of key measures which contributed to the Company's operating results.

Key Measures

Commodity Prices

Demand for the Company's OEM machines is driven in large part by the prices of certain commodities, such as copper, coal, oil and iron ore. The prices of these commodities have risen in recent periods. The following table shows certain commodity prices as of December 2004, 2003 and 2002:

	December		
	2004	2003	2002
Copper $/lb. (1)	$ 1.43	$ 1.05	$ 0.70
Japanese coking coal $/tonne (2) (3)	$63.56	$42.97	$40.97
Asian steam coal marker $/tonne (3) (4)	$74.71	$54.82	$31.22
Heavy oil $/barrel (3) (5)	$13.76	$18.39	$19.63
South American iron ore $/tonne (3) (6)	$37.90	$31.95	$29.31

(1) Source: London Metal Exchange.

(2) Source: The Institute for Energy Economics, Japan.

(3) The price for this commodity is not determinable by reference to a commodity exchange. The referenced source provides indicative contract prices which the Company believes are representative of prevailing price trends.

(4) Source: McCloskey Coal News.

(5) Source: Sproule Associates, Ltd. The prices quoted are monthly average prices for Hardisty (Canada) Heavy Crude Oil and were converted from Canadian to United States dollars based on the average prevailing exchange rate for the applicable month. During December 2004, the price was temporarily reduced because an oil refinery was not operating and oil reserves were increasing. In January 2005, the price increased to $22.86 per barrel.

(6) Source: Skillings Mining Review.

On-Time Delivery and Lead Times

Due to the high fixed cost structure of the Company's customers, it is critical that they avoid equipment downtime. On-time delivery and reduced lead time of aftermarket parts and services allow customers to reduce downtime and are therefore key measures of customer service, and the Company believes they are fundamental drivers of aftermarket customer demand. The Company's on-time delivery percentage in the aftermarket, based on achieved promised delivery dates to customers, has increased from approximately 74% in 2001 to 92% for 2003 and 94% for 2004. Lead times for deliveries were approximately the same in 2004 as compared to 2003 and 2002.

The Company increased on-time deliveries in 2003 and 2004 and reduced lead times from 2001 to 2002 and retained improvements in 2003 and 2004 despite increasing component complexity by focusing on development of key shop floor metrics, improved communication between sales, manufacturing and shipping, instituting daily or weekly meetings to resolve issues, changing shipment methods and hiring an additional supervisory person dedicated to on-time delivery. Information resources useful in accomplishing many of these improvements are now available from the Company's enterprise resource planning ("ERP") system.

Productivity

Sales per full time equivalent employee is a measure of the Company's operational efficiency. Sales per full time equivalent employee were $.3 million for 2004, $.2 million for 2003 and $.2 million for 2002. This productivity increase is primarily due to the application of worldwide sales and inventory ERP systems, and personnel upgrades which, collectively, allowed sales to grow with minimal changes in headcount.

Warranty Claims

Product quality is another key driver of customer satisfaction and, as a result, sales. Management uses warranty claims as a percentage of total sales as one objective benchmark to evaluate product quality. During 2004 and 2003, warranty claims as a percentage of total sales were less than 1%.

Backlog

Backlog is a tool which allows management to forecast sales and production requirements. Due to the high cost of some OEM products, backlog is subject to volatility, particularly over relatively short periods. A portion of the Company's backlog is related to multi-year contracts that will generate revenue in future years. The following table shows backlog at December 31, 2004, 2003 and 2002 as well as the portion of backlog which is or was expected to be recognized within 12 months of these dates:

	December 31,		
	2004	2003	2002
	(Dollars in Thousands)		
Next 12 months	$231,455	$122,263	$94,571
Total	$436,317	$233,642	$245,695

Inventory

Inventory is one of the Company's significant assets. As of December 31, 2004 the Company had $110.8 million in inventory. The Company turned its inventory at an annual rate of approximately 3.0 times in 2004 compared to 2.3 times during 2003. Inventory turns is calculated based on cost of sales and the average inventory balance during the prior 12 months. The Company believes that it has appropriately recorded at the lower of cost or market any slow moving or obsolete inventory in its financial statements. The factors that could reduce the carrying value of the Company's inventory include reduced demand for aftermarket parts due to decreased sales volumes attributable to new or improved technology or customers discontinuing use of the Company's older model machines, which could render inventory obsolete or excess. With the exception of the normal inventory obsolescence provision recorded in the ordinary course of business, the Company does not anticipate recording any significant inventory impairments.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales

Sales for 2004 were $454.2 million compared with $337.7 million for 2003. Sales of aftermarket parts and services for 2004 were $321.4 million, an increase of 18.1% from $272.1 million for 2003. Machine sales for 2004 were $132.8 million, an increase of 102.6% from $65.6 million for 2003. The increase in machine sales in 2004 was in all product lines. The higher level of sales resulted from an increase in customer discretionary spending and equipment utilization, primarily due to higher commodity prices. In addition, aftermarket sales have increased due to the Company's initiatives and strategies to capture additional market share. Approximately $11.9 million of the increase in sales for 2004 was attributable to a weakening United States dollar, which primarily impacted aftermarket sales.

Gross Profit

Gross profit for 2004 was $96.4 million or 21.2% of sales compared with $69.5 million or 20.6% of sales for 2003. The increase in gross profit was primarily due to an increase in sales. In 2004, increases in steel and other raw material costs did not have a significant impact on gross profit due to higher selling prices of the Company's products. Gross profit for 2004 and 2003 was reduced by $4.9 million and $5.1 million, respectively, of additional depreciation expense as a result of the purchase price allocation to plant and equipment in connection with AIP's acquisition of the Company in 1997. Approximately $2.1 million of the increase in gross profit for 2004 was attributable to a weakening United States dollar.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2004 were $53.1 million or 11.7% of sales compared to $42.7 million or 12.7% of sales for 2003. Selling, general and administrative expenses for 2004 included $10.1 million related to non-cash stock-based employee compensation compared to $1.8 million in 2003. Non-cash stock compensation expense primarily represents the charge recorded related to stock options issued prior to the completion of the Company's initial public offering on July 28, 2004. At the time of the initial public offering, the plan required certain modifications to the determination of fair market value for these previously issued options. In accordance with Emerging Issues Task Force ("EITF") Issue No. 87-23, no further compensation expense will be recorded related to stock options issued under this plan prior to the completion of the initial public offering on July 28, 2004. Under existing accounting standards, provision for compensation expense related to the 24,000 shares of restricted stock issued under the 2004 Equity Incentive Plan in September 2004 will be approximately $.2 million annually over the next four years. Included in the expense for 2004 was $49,000 related to this restricted stock. AIP expenses pursuant to the management services agreement in 2004 were $1.2 million compared with $3.2 million in 2003. This management services agreement was terminated in July 2004. Foreign currency transaction gains for 2004 were $2.7 million compared with a $.8 million loss for 2003. The Company incurred a loss of $.3 million on the sale of fixed assets in 2004 compared to a loss of $.6 million in 2003.

Research and Development Expenses

Research and development expenses for 2004 were $5.6 million compared with $4.6 million for 2003. The increase for 2004 was in part due to expenditures related to the development of electrical and machine upgrade systems.

Amortization of Intangible Assets

Amortization of intangible assets, consisting primarily of engineering drawings, bill of material listings and software, was $1.8 million and $1.6 million for 2004 and 2003, respectively.

Operating Earnings

Operating earnings for 2004 were $35.9 million or 7.9% of sales compared with $20.5 million or 6.1% of sales for 2003. The improvement in 2004 was primarily due to increased gross profit resulting from increased sales volume. This improvement was partially offset by the increase in non-cash stock compensation expense discussed in Selling, General and Administrative Expenses above.

Interest Expense

Interest expense for 2004 was $11.5 million compared with $17.7 million for 2003. The decrease in interest expense in 2004 was due to the refinancing of the Company's capital structure in connection with its initial public offering which was completed on July 28, 2004. In addition, the Company had reduced borrowings in 2004 under its previous revolving credit facility prior to the initial public offering and has had minimal borrowings under the revolving credit facility portion of its new senior secured credit facility since the initial public offering.

Other Expense—Net

Other expense—net for 2004 was $1.7 million compared with $.9 million for 2003. Included in the amount for 2004 was $.6 million of secondary common stock offering expenses. Debt issuance cost amortization was $1.4 million in 2004 compared with $1.2 million in 2003. These amounts include costs related to our credit facilities as described further in "Liquidity and Capital Resources—Financing Cash Flows" below.

Income Taxes

Income tax expense for 2004 was $9.3 million compared to $5.6 million for 2003. In 2003, income tax expense consisted primarily of foreign taxes at applicable statutory rates since taxable U.S. income was offset by federal net operating loss carryforwards. In 2004, U.S. taxable income exceeded available net operating loss carry forwards and income tax expense was recorded. Amounts included in income tax expense in 2004 are further described in Note J to the consolidated financial statements. Foreign taxes continue to be at applicable statutory rates. At December 31, 2004, the Company had available approximately $17.8 million of federal net operating loss carryforwards compared to $41.4 million at December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales

Sales for 2003 were $337.7 million compared with $289.6 million for 2002. Sales of aftermarket parts and services for 2003 were $272.1 million, an increase of 12.4% from $242.0 million for 2002. The increase in aftermarket parts sales was primarily due to increased customer satisfaction, which the Company achieved through timely delivery of high quality aftermarket parts due to operational efficiencies and supplier alliances. Increased customer equipment utilization and increased discretionary spending has also favorably impacted sales of aftermarket parts.

Machine sales for 2003 were $65.6 million, an increase of 37.8% from $47.6 million for 2002. The increase in 2003 was attributable to revenues recognized on a dragline ordered late in 2002. While the contract was signed in 2002, only minimal costs and revenues were incurred in 2002 and the primary construction of the machine took place in 2003. Revenues recorded related to the sale of draglines in 2003 were $18.1 million compared to $1.8 million in 2002.

Gross Profit

Gross profit for 2003 was $69.5 million or 20.6% of sales compared with $56.1 million or 19.4% of sales for 2002. The increase in the gross profit percentage for 2003 was primarily due to improved manufacturing overhead variances and a higher mix of aftermarket parts sales. Manufacturing overhead variances improved by approximately $3 million compared with 2002 due to continuing cost controls and higher manufacturing volumes, and warranty expense declined by approximately $.8 million from 2002. In the aggregate, there were no significant increases in raw material costs in 2003. Also included in gross profit for 2003 and 2002 was $5.1 million of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with AIP's acquisition of the Company in 1997. Approximately $3.3 million of the increase in 2003 was attributable to a weakening United States dollar (see "Foreign Currency Fluctuations" below).

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2003 were $42.7 million or 12.7% of sales compared with $32.2 million or 11.1% of sales for 2002. Selling expenses increased by $2.6 million in 2003 primarily due to increased sales efforts in North and South America, and higher foreign costs as a result of the weakened U.S. dollar, but remained relatively constant as a percentage of sales. In 2003, management incentive accruals increased by $1.7 million from 2002. Selling, general and administrative expenses for 2003 also included $1.8 million of non-cash expense related to stock based employee compensation compared to $0 in 2002. This expense represents the charge recorded relating to the previous book value stock option plan accounted for in accordance with EITF Issue No. 87-23. In addition, AIP expenses pursuant to the management services agreement were $3.2 million in 2003 as compared with $1.6 million in 2002 due to increased interest expense on unpaid management fees and out of pocket expenses. The Company incurred a loss of $.6 million on the sale of fixed assets in 2003 compared to a loss of $.7 million in 2002.

Research and Development Expenses

Research and development expenses for 2003 were $4.6 million compared with $6.5 million for 2002. The decrease was primarily due to the completion in 2002 of several major product improvement projects.

Amortization of Intangible Assets

Amortization of intangible assets, consisting of engineering drawings, bill of material listings and software, for 2003 and 2002 was $1.6 million.

Operating Earnings

Operating earnings for 2003 were $20.5 million or 6.1% of sales compared with $15.7 million or 5.4% of sales for 2002. This improvement was due to the factors discussed above.

Interest Expense

Interest expense for 2003 was $17.7 million compared with $18.7 million for 2002. The decrease in interest expense in 2003 was primarily due to reduced borrowings and declining interest rates. Included in interest expense for 2003 and 2002 was $14.6 million related to the Senior Notes, as described further in "Liquidity and Capital Resources—Financing Cash Flows" below. Holdings deferred receipt of interest accrued on these Senior Notes in 2003 and 2002.

Other Expense—Net

Other expense—net for 2003 and 2002 was $.9 million and $2.8 million, respectively. Debt issuance cost amortization was $1.2 million and $3.1 million for 2003 and 2002, respectively. The amount for 2002 includes costs related to the Company's previous senior secured credit facility entered into on March 7, 2002, as described further in "Liquidity and Capital Resources—Financing Cash Flows" below. These costs were amortized in their entirety over the period ending January 2, 2003, the date that the initial term of the previous senior secured credit facility expired.

Income Taxes

Income tax expense for 2003 and 2002 consists primarily of foreign taxes at applicable statutory rates.

Foreign Currency Fluctuations

The following table summarizes the approximate effect of changes in foreign currency exchange rates on the Company's sales, gross profit and operating earnings for the years ended December 31, 2004, 2003 and 2002, in each case compared to the prior year:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars in Thousands)		
Increase (decrease) in sales	$11,946	$17,134	$(2,299)
Increase (decrease) in gross profit	2,103	3,307	(779)
Increase (decrease) in operating earnings	246	1,434	(381)

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the years ended December 31, 2004, 2003 and 2002 was $48.2 million, $33.1 million and $28.1 million, respectively. EBITDA is presented (i) because the Company uses EBITDA to measure its liquidity and financial performance and (ii) because the Company believes EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness. The EBITDA calculation is not an alternative to operating earnings under accounting principles generally accepted in the United States of America ("GAAP") as an indicator of operating performance or of cash flows as a measure of liquidity. The following table reconciles Net Earnings (Loss) as shown in the Consolidated Statements of Operations to EBITDA and reconciles EBITDA to Net cash provided by operating activities as shown in the Consolidated Statements of Cash Flows:

	Years Ended December 31,		
	2004	2003	2002
	(Dollars in Thousands)		
Net earnings (loss)	$6,084	$(3,581)	$(10,786)
Interest income	(316)	(322)	(243)
Interest expense	11,547	17,687	18,672
Income taxes	9,276	5,583	5,047
Depreciation	11,061	10,831	10,666
Amortization (1)	3,194	2,888	4,748
Loss on extinguishment of debt	7,316	—	—
EBITDA (2) (3)	48,162	33,086	28,104
Changes in assets and liabilities	(22,957)	10,382	4,422
Non-cash stock compensation expense (4)	10,076	1,792	—
Loss on sale of fixed assets	287	626	655
Interest income	316	322	243
Interest expense	(11,547)	(17,687)	(18,672)
Income tax expense	(9,276)	(5,583)	(5,047)
Secondary offering expenses	602	—	—
Net cash provided by operating activities	$15,663	$22,938	$9,705
Net cash provided by (used in) investing activities	$(6,706)	$(3,303)	$3,816
Net cash provided by (used in) financing activities	$5,188	$(18,990)	$(16,803)

(1) Includes amortization of intangible assets and debt issuance costs.

(2) EBITDA for the years ended December 31, 2004, 2003 and 2002, was reduced by restructuring charges of $.4 million, $.6 million and $1.3 million, respectively, primarily related to severance payments and related matters.

(3) This calculation varies from the calculation in the Company's senior secured credit facility.

(4) Non-cash stock compensation expense represents the charge recorded related to stock options issued prior to the completion of the Company's initial public offering on July 28, 2004. At the time of the initial public offering, the plan required certain modifications to the determination of fair market value for these previously issued options. In accordance with EITF Issue No. 87-23, no further compensation expense will be recorded related to stock options issued under this plan prior to the initial public offering on July 28, 2004.

Under existing accounting standards, provision for compensation expense related to the 24,000 shares of restricted stock issued under the 2004 Equity Incentive Plan in September 2004 will be approximately $.2 million annually over the next four years.

Liquidity and Capital Resources

Initial Public Offering

On July 28, 2004, the Company completed the initial public offering of 12,362,500 shares of Class A common stock at $18 per share, from which the Company received net proceeds, after commissions and expenses, of approximately $129.8 million. The Company sold 7,941,177 shares in the offering and AIP sold 4,421,323 shares, 1,612,500 of which were sold through exercise by the underwriters of their over-allotment option. On July 28, 2004, the net proceeds from the stock sale together with $100.0 million borrowed under the Company's new senior secured credit facility were used to retire all of the 9 ¾% Senior Notes due 2007 (the "Senior Notes") and accrued interest, repay all borrowings under the Company's previous senior secured credit facility and pay all amounts owed AIP under the management services agreement which was terminated prior to the initial public offering. The following is a summary of the sources and uses of proceeds related to the initial public offering.

	Source (Use)
	(Dollars in Thousands)
Net proceeds from sale of common stock	$ 129,791
Proceeds from new senior secured credit facility	100,000
Retirement of Senior Notes (includes prepayment penalty)	(155,560)
Payment of deferred interest on Senior Notes held by Holdings	(23,660)
Payment of other accrued interest on Senior Notes	(5,382)
Payment of amounts owed to AIP under management service agreement	(6,355)
Repayment of obligations under previous credit facility	(18,940)
Payment of refinancing expenses	(4,546)
Balance used for general corporate purposes	$ 15,348

Cash Requirements

During 2005, the Company anticipates strong cash flows from operations due to continued strength in aftermarket parts sales as well as increased demand for new machines. In expanding markets, customers are generally contractually obligated to make progress payments under purchase contracts for machine orders. As a result, the Company does not anticipate significant outside financing requirements to fund production of these machines and does not believe that new machine sales will have a material negative effect on its liquidity. If additional borrowings are necessary during 2005, the Company believes it has sufficient capacity under its new senior secured credit facility.

The following table summarizes the Company's contractual obligations as of December 31, 2004:

	Total	1 Year or Less	2-3 Years	4-5 Years	Thereafter
	(Dollars in Thousands)				
Long-term debt	$102,956	$6,046	$15,586	$16,082	$65,242
Short-term obligations	296	296	—	—	—
Purchase obligations (1)	2,693	956	1,737	—	—
Operating leases and rental and service agreements	29,650	5,904	5,609	3,409	14,728
Total	$135,595	$13,202	$22,932	$19,491	$79,970

(1) Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which the Company is liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable and accrued expenses.

The Company's capital expenditures for the year ended December 31, 2004 were $6.3 million compared with $4.6 million for the year ended December 31, 2003. The Company expects an increase in capital expenditures over the next twelve months as a result of increased sales activity. The terms of the Company's senior secured credit facility permit it to make capital expenditures of up to $7 million per year, plus a carryover of up to $2 million per year of amounts not spent up to such limit in the prior year. The Company believes cash flows from operating activities will be sufficient to fund capital expenditures in 2005.

At December 31, 2004, there were $19.0 million of standby letters of credit outstanding under all Company bank facilities.

The Company's long-term liabilities consist of primarily warranty and product liability accruals and pension and postretirement benefit accruals. For the year 2005, the Company expects to contribute $3.6 million to its pension plans and $1.6 million for the payment of benefits from its postretirement benefit plan.

Payments of warranty and product liability claims are not subject to a definitive estimate by year. Management does not anticipate cash requirements for warranty claims to be materially different than historical funding levels. The Company does not expect to pay any material product liability claims in 2005.

In addition to the obligations noted above, the Company anticipates cash funding requirements for interest, dividends and income taxes of approximately $5.0 million, $4.6 million and $25.0 million, respectively, during the year 2005.

The Company believes that cash flows from operations will be sufficient to fund the cash requirements outlined above for the next 12 months.

Sources and Uses of Cash

The Company had $20.6 million of cash and cash equivalents at December 31, 2004. Of this amount, $7.4 million is located at various foreign subsidiaries and is used for working capital purposes.

Operating Cash Flows

During 2004, the Company generated cash from operating activities of $15.7 million compared to $22.9 million in 2003. The decrease in cash flows from operating activities was driven primarily by the payment of the Company's obligations to AIP under the management services agreement, which was terminated in July 2004, and the recognition of revenue on long-term machine contracts in 2004 for which customer payments were received in 2003.

Receivables

The Company recognizes revenues on machine orders using the percentage of completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before the customer is billed. As of December 31, 2004 the Company had $90.8 million of accounts receivable compared to $73.1 million of accounts receivable at December 31, 2003. The increase in accounts receivable was attributable to an increase in revenue recognized in excess of amounts billed on contracts accounted for using the percentage of completion method.

Liabilities to Customers on Uncompleted Contracts and Warranties

Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. In accordance with Statement of Position No. 81-1, these payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties which decreased from $19.0 million at December 31, 2003 to $8.2 million at December 31, 2004. The decrease of $10.8 million from December 31, 2003 to December 31, 2004 was due to the recognition of revenue on long-term machine contracts for which customer payments were received in 2003.

Financing Cash Flows

New Senior Secured Credit Facility

On July 28, 2004, the Company entered into a new senior secured credit facility with Goldman Sachs Credit Partners L.P. and GMAC Commercial Finance, LLC. The new senior secured credit facility provides the Company with a senior secured term loan of $100.0 million and a senior secured revolving credit facility of $50.0 million. The senior secured term loan is payable in quarterly installments through its expiration on July 28, 2010, subject to earlier prepayment provisions, and bears interest at the prime rate plus an applicable margin (1% to 1.25%) or LIBOR plus an applicable margin (2% to 2.25%). The weighted average interest rate on term loan borrowings at December 31, 2004 was 4.4%. The senior secured revolving credit facility expires on July 28, 2009 and bears interest at the prime rate plus 1.25% or LIBOR plus 2.25%. Borrowings under the revolving portion of the facility are subject to a borrowing base formula based on the value of eligible receivables and inventory. There were no borrowings under the revolving portion of the facility at December 31, 2004.

The new senior secured credit facility contains covenants limiting the discretion of management with respect to key business matters and places significant restrictions on, among other things, the Company's ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. All of the Company's domestic assets and the receivables and inventory of the Company's Canadian subsidiary are pledged as collateral under the new senior secured credit facility. In addition, the outstanding capital stock of the Company's domestic subsidiaries as well as the majority of the capital stock of the Company's foreign subsidiaries are pledged as collateral. The Company's also required to maintain compliance with certain covenants, including financial ratios and minimum levels of EBITDA (as defined). The Company was in compliance with these covenants as of December 31, 2004.

Prior Financing Arrangements

Previous Senior Secured Credit Facility

From March 2002 to July 2004, the Company's primary source of financing was a Loan and Security Agreement with GMAC Commercial Finance, LLC ("Loan and Security Agreement"), which provided the Company with a $71.5 million senior secured revolving credit facility and also provided an additional $7.4 million senior secured term loan to enable the Company to pay certain interest during 2004 on its Senior Notes. All borrowings under the Loan and Security Agreement were repaid with proceeds from the initial public offering and proceeds from the new senior secured credit facility as described further in "—Initial Public Offering" above.

Retired Senior Notes

From December 1997 to July 2004, the Company also had outstanding $150.0 million of Senior Notes. Interest thereon was payable each March 15 and September 15. During 2000, a subsidiary of AIP acquired $75.6 million of the Senior Notes. The Senior Notes were retired and repaid in full with proceeds from the initial public offering and proceeds from the new senior secured credit facility as described further in "—Initial Public Offering" above.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates.

The following are the accounting policies that most frequently require the Company to make estimates and judgments and are critical to understanding its financial condition, results of operations and cash flows:

Revenue Recognition—Revenue from long-term sales contracts, such as for the manufacture of our machines, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company's machines. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company's financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for the Company's personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

Goodwill and Intangible Assets—The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As a result, goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value based test. Additionally, intangible assets with indefinite lives are also not amortized but are subject to an evaluation for impairment at least annually by applying a lower-of-cost-to-market test. Intangible assets with finite lives continue to be amortized. For goodwill, the fair value of the Company's reporting units exceeds the carrying amounts and an impairment charge is not required. As of December 31, 2004, the Company carried on its balance sheet $12.4 million of indefinite life intangible assets, which consists of trademarks and trade names. The Company has also completed an impairment analysis of its indefinite life intangible assets in accordance with the provisions of SFAS 142 and has determined that an impairment charge is not required.

Warranty—Sales of the Company's products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the Company's marketplaces. The Company records provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience.

Product Liability—The Company is subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of these claims, subject to varying deductibles up to $3 million, and has various limits of liability depending on the insurance policy year in question. The Company establishes product liability reserves for the self-insured portion of any known outstanding matters based on the likelihood of loss and the ability to reasonably estimate such loss. The Company makes estimates based on available information and its best judgment after consultation with appropriate experts. The Company periodically revises estimates based upon changes to facts or circumstances.

Pension and Other Postretirement Benefits— The Company accounts for pensions in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", and other postretirement benefits in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company has two major defined benefit pension plans which are separately funded and also provides certain health care benefits to employees until age 65 and life insurance benefits for certain eligible retired United States employees. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as the Company determines within certain guidelines. In addition, the Company's actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions the Company uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other postretirement benefit expenses recorded by the Company.

In determining net periodic cost for pension benefits and for postretirement benefits other than pensions for 2004, the Company's actuarial consultants used a 6.25% discount rate and an expected long-term rate of return on plan assets of 9%. The discount rate for 2004 was reduced from 6.75% in 2003 while the expected long-term rate of return on plan assets did not change from 2003.

In selecting an assumed discount rate, the Company reviewed various corporate bond yields. The 9% expected long-term rate of return on plan assets is based on the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns

The table below shows the effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on the Company's pension and other postretirement benefits obligations and costs:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(Dollars in Thousands)	
Change in the discount rate:		
Pension and postretirement benefit obligation	$(8,887)	$10,433
Net periodic pension and postretirement benefit cost	(579)	660
Change in expected rate of return on plan assets:		
Net periodic pension cost	(554)	554

Realization of Deferred Tax Assets— The Company records a valuation allowance if necessary to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In completing this determination, the Company generally evaluates by taxing jurisdiction recent losses after considering the impact of nonrecurring items, its expectations of sufficient future taxable income prior to the years in which the carryforwards expire as well as the impact of significant transactions, such as the initial public offering which was completed on July 28, 2004, on future earnings. At December 31, 2004, an analysis was completed and the valuation allowance was reversed based on the determination that it is now more likely than not that all deferred tax assets will be realized.

See Note J, "Income Taxes", to the Company's Consolidated Financial Statements for further information on its accounting practices related to the realizability of deferred tax assets.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition that is material to investors.

SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Sales	$454,186	$337,695	$289,598	$290,576	$280,443
Net earnings (loss)	6,084	(3,581)	(10,786)	(10,463)	(32,797)
Net earnings (loss) per share of common stock:					
Basic	.39	(.31)	(.94)	(.91)	(2.85)
Diluted	.38	(.31)	(.94)	(.91)	(2.85)
Cash dividends per common share	.0575	—	—	—	—
Consolidated Balance Sheet Data:					
Total assets	392,809	362,143	346,878	355,745	367,766
Long-term liabilities, including long-term debt	148,852	231,689	283,574	282,302	250,328

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is impacted by changes in interest rates and foreign currency exchange rates.

Interest Rates - The Company's interest rate exposure relates primarily to floating rate debt obligations in the United States. The Company manages borrowings under its new senior secured credit facility through the selection of LIBOR based borrowings or prime-rate based borrowings. If market conditions warrant, interest rate swaps may be used to adjust interest rate exposures, although none have been used to date. At December 31, 2004, a sensitivity analysis was performed for the Company's floating rate debt obligations. Based on these sensitivity analyses, the Company has determined that a 10% change in the weighted average interest rate at December 31, 2004 would have the effect of changing its interest expense on an annual basis by approximately $.4 million.

Foreign Currency - The Company sells all new machines, including those sold directly to foreign customers, and most of its aftermarket parts in United States dollars. A limited amount of aftermarket parts sales are denominated in the local currencies of Australia, Canada, South Africa, Brazil, Chile and the United Kingdom which subjects the Company to foreign currency risk. Aftermarket sales and a portion of the labor costs associated with such activities are denominated or paid in local currencies. As a result, a relatively strong United States dollar could decrease the United States dollar equivalent of the Company's sales without a corresponding decrease of the United States dollar value of certain related expenses. The Company utilizes some foreign currency derivatives to mitigate foreign exchange risk.

Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit the Company's ability to timely convert sales earned abroad into United States dollars, which could adversely affect the Company's ability to service its United States dollar indebtedness, fund its United States dollar costs and finance capital expenditures and pay dividends on its common stock.

Based on the derivative instruments outstanding at December 31, 2004, a 10% change in foreign currency exchange rates would not have a material effect on the Company's financial position, results of operations or cash flows.

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Corporate Information



Board of Directors


Seated (left to right): Tim Sullivan, Ted Rogers, Robert Purdum
Standing (left to right): Gene Little, Ronald Crutcher, Edward Nelson, Robert Korthals

THEODORE C. ROGERS is Chairman and Director of American Industrial Partners and has been a Director of Bucyrus since 1997. Mr. Rogers has served as Chairman of the Board since 2004.

TIMOTHY W. SULLIVAN is President and Chief Executive Officer of Bucyrus International, Inc. and has been a Director of Bucyrus since 2000.

RONALD A. CRUTCHER is the President of Wheaton College, a private, national liberal arts college in Norton, Massachusetts, and has been a Director of Bucyrus since 2004.

ROBERT W. KORTHALS is the non-executive Chairman of the Ontario Teachers' Pension Plan Board and has been a Director of Bucyrus since 2004.

GENE E. LITTLE is a Director and Audit Committee member of Great Lakes Carbon Corporation, a producer of calcined petroleum coke for use in aluminum smelting, Director and member of the Audit Committee of Unizan Financial Corp., a financial services holding company, and has been a Director of Bucyrus since 2004.

EDWARD G. NELSON is President and Chairman of the Board of Nelson Capital Corp., a merchant banking firm, and has been a Director of Bucyrus since 2004.

ROBERT L. PURDUM is a Managing Director of American Industrial Partners and has been a Director of Bucyrus since 1997.

Executive Management

Timothy W. Sullivan – President and Chief Executive Officer
Thomas B. Phillips – Executive Vice President and Chief Operating Officer
Craig Mackus – Chief Financial Officer, Controller and Secretary
Frank P. Bruno – Vice President Human Resources
John F. Bosbous – Treasurer

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, Wisconsin 53202

Transfer Agent and Registrar

LaSalle Bank
135 South LaSalle Street
Chicago, Illinois 60603

Investor Relations Contact

Kent Henschen - Director, Marketing & Corporate Communications
1100 Milwaukee Avenue, South Milwaukee, Wisconsin USA 53172
t: 414.768.4626 f: 414.768.4474 e: khenschen@bucyrus.com

Annual Meeting

Thursday, April 14, 2005 at 10:00 a.m. CST
South Milwaukee Performing Arts Center
901 15th Avenue
South Milwaukee, Wisconsin, USA 53172

BUCY NASDAQ LISTED

Bucyrus International, Inc. shares of common stock are traded on the NASDAQ Stock Market under the symbol BUCY. As of March 14, 2005, there were 140 shareholders of record.

A copy of the Bucyrus International, Inc. 2004 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the company web site, *www.bucyrus.com*, or by contacting the Investor Relations Contact at Bucyrus.

Bucyrus is committed to improving environmental and safety performance through minimizing air and water emissions and reducing waste. We will control and eliminate, where possible, any source of hazards, hazardous materials and emissions involved in manufacturing and support processes.



BUCYRUS



BUCYRUS

we make the **earth** move.

www.bucyrus.com



BUCYRUS
CONTEL

ISO 9001:2000 Registered Firm



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